MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

July 26, 2013

Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (Registrant)

Federated Alabama Municipal Cash Trust (Fund)

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Foor:

The Registrant, on behalf of the Fund, is making this Correspondence filing in response to your July 22, 2013 comments on its pre-effective proxy statement filed pursuant to Section 14(a) of the Securities Exchange Act of 1934, and submitted via EDGAR on July 9, 2013.

1.	In response to your comment #1, the Fund will continue to be current and timely with all filings related to the proxy.

2.	In response to your comment #2, based on research provided by the Registrant’s Treasury department, there are currently no outstanding receivables or uncollectable receivables in the Fund. This will be monitored through the liquidation date and any such receivables will be collected, the payable balances of which, will be closed on or before the liquidation date.

3.	In response to your comment #3, with regard to the liquidation, no additional costs exist as there are no anticipated costs associated with disposing of the portfolio.
4.	In response to your comment #4, the Fund’s transfer agent, Boston Financial Data Services, completed a search and determined that there are no lost shareholders in the Fund.

5.	In response to you comment #5, there are no IRA accounts in the Fund. However, generally speaking, the liquidation would have no impact on an IRA investor as their taxability is based upon distributions from the IRA, not the underlying investment activity.

If you have any questions, please do not hesitate to contact me at (412) 288-8116.

Very truly yours,

/s/ Cathy C. Ryan

Cathy C. Ryan

Supervisor